EL CAPITAN PRECIOUS METALS, INC.

5871 Honeysuckle Road

Prescott, Arizona 86305-3764

March 8, 2017

TRANSMITTED VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	El Capitan Precious Metals, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed February 28, 2017 File No. 333-216328

Ladies and Gentlemen:

The undersigned respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on Friday, March 10, 2017, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please call Alan M. Gilbert at Maslon LLP, legal counsel to the Company, at (612) 672-8381. The Company authorizes Mr. Gilbert to orally modify or withdraw this request for acceleration.

Sincerely,

EL CAPITAN PRECIOUS METALS, INC.

By:	/s/ Stephen J. Antol
Stephen J. Antol Chief Financial Officer